UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on Alvarion® and Iberbanda Expand WiMAX Network. Dated May 27th , 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® and Iberbanda Expand WiMAX Network

Alvarion and Iberbanda expand broadband network coverage in
Catalonia using WiMAX technology

Tel Aviv, Israel, and Madrid, Spain, May 27, 2009 – Alvarion® Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, announced today it was selected by Iberbanda, Spain’s leading WiMAX carrier partially owned by Telefonica, to expand the current WiMAX network at 3.5GHz in Catalonia. The expansion results from a tender won by Iberbanda to supply WiMAX services to the Government of Catalonia.

Catalonia, covering an area of over 32,000 square kilometers, is divided into four provinces: Barcelona, Tarragona, Lleida and Girona. As a result of this deployment, these provinces will double their broadband capacity, specifically in rural areas. Using Alvarion’s innovative technology, Iberbanda will double the offered throughput to its end users.

“This contract is another key milestone in our long standing partnership with Alvarion. Our team conducted several successful tests together with the Government of Catalonia for this specific implementation before awarding the expansion to Alvarion,” said Mr. Ricardo Gomez Villagran, CEO of Iberbanda. “This project reflects Iberbanda’s continuous commitment to bring its customers the latest advanced broadband services and applications. Alvarion’s unparalleled experience in WiMAX network deployments with end-to-end solution and support capabilities makes them the ideal partner for this deployment.”

“Being selected once again by Iberbanda to service their customers is proof of the excellent business case our solution provides,” added Tzvika Friedman, president and CEO of Alvarion. “We are proud to provide Iberbanda and Government of Catalonia with the latest in broadband wireless technology. Alvarion’s market-leading WiMAX solution offers enhanced capacity with extended coverage, allowing our customers to deploy WiMAX for a variety of business cases.”

The BreezeMAX platform encompasses an extensive range of advanced features, enabling operators to customize the network configuration fit for their specific needs. This includes indoor, outdoor, rural, suburban and dense urban deployment options.

About Iberbanda
Iberbanda (www.iberbanda.es) is an innovative broadband communications provider that offers its customers a wide variety of High Speed Internet, Telephony, Data Transmission and Value Added Services. Iberbanda shareholders are leading companies in its sectors: Telefonica, El Corte Ingles, Grupo PRISA and Omega Capital. Nowadays Iberbanda covers near 30 % of Spain with very singular projects: Andalucia, Castilla y Leon, Navarra, Cataluña with more than 800 WIMAX base stations that almost fully covers those territories.

Iberbanda has the most significant WiMAX network in operation in Europe. WiMAX as a wireless access allows Iberbanda to make a fast deployment, highly cost efficient and minimum environmental impact technology. Iberbanda has been increasing dramatically the number of customers during 2007, with a growth of 82% in the whole year.

Iberbanda is one of the first operator members of the WiMAX Forum.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd. in certain jurisdictions

All other companies’ names, products, services may be the properties of their respective owners.